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September 5, 2019

BY EDGAR

Ms. Sonia Barros

Ms. Erin Martin

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Black Creek Industrial REIT IV Inc.

Amendment No. 1 to Registration Statement on Form S-11

Filed August 30, 2019

File No. 333-229136

Dear Ms. Barros and Ms. Martin:

This letter is submitted on behalf of Black Creek Industrial REIT IV Inc. (the “Company”) in response to a comment received verbally from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on September 4, 2019 (the “Comment”) with respect to the Company’s Amendment No. 1 to its Registration Statement on Form S-11, which was filed with the Commission on August 30, 2019

For your convenience, the Comment has been reproduced in bold and italics herein with the response immediately following the Comment.

1.                                      We note that your forum selection provision identifies the Circuit Court for Baltimore City, Maryland as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response to Comment

The Company respectfully advises the Staff that the exclusive forum provision included in its bylaws does not apply to actions arising under the Securities Act or the Exchange Act. The Company undertakes to the Staff that it will revise its disclosure on pages 74 and 239 of the final prospectus to be filed with the Commission pursuant to Rule 424(b) under the Securities Act in order to clarify that the exclusive forum bylaw provision does not apply to claims brought under the Securities Act or the Exchange Act.

* * * *

The Company respectfully believes that the information contained herein is responsive to the Staff’s Comment.  If you have any questions or would like further information concerning the Company’s responses to your Comment, please do not hesitate to contact me at (202) 887-1567.

Sincerely,

/s/ Alice L. Connaughton
Alice L. Connaughton

cc:	Dwight L. Merriman III
Black Creek Industrial REIT IV Inc.